
SEC MAIL PROCESSING
RECEIVED
AUG 3 0 2007
WASH, D.C.
161
SECTION


07007985

BB 9/5

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2006 (MM/DD/YY) AND ENDING JUNE 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRUDENTIAL-AMERICAN Securities INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 E. Green St.
(No. and Street)

Pasadena (City), CA (State), 91106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Batatian (626) 795-5831
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henson + Company, CPA's, Inc
(Name – *if individual, state last, first, middle name*)

2045 Huntington Dr. Suite B (Address) S Pasadena (City) CA (State) 91030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JURAT WITH AFFIANT STATEMENT

State of CALIFORNIA }
County of LOS ANGELES } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6
7
8 ______________________________
Signature of Document Signer No. 1

____
Signature of Document Signer No. 2 (if any)


COMM. # 1468813
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me this 29 (Date) day of AUGUST (Month), 2007 (Year), by

(1) MARK BATATIAN
Name of Signer(s)

(2) ______________________________
Name of Signer(s)

Rochelle Jolene Kovacs
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDIT REPORT

Document Date: 7-1-06 to 6-30-07 Number of Pages: 14

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

OATH OR AFFIRMATION

I, MARK BATATIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRUDENTIAL-AMERICAN SECURITIES, INC., as of JUNE 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark A. Batatian
Signature

President
Title

Rochelle Jolene Kovacs
Notary Public



ROCHELLE JOLENE NOVACS
COMM. # 1459013
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires DEC. 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Prudential-American Securities, Inc.

We have audited the accompanying balance sheet of Prudential-American Securities, Inc. at June 30, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudential-American Securities, Inc. as of June 30, 2007 and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



South Pasadena, California
August 14, 2007

PRUDENTIAL-AMERICAN SECURITIES, INC.
BALANCE SHEET

June 30, 2007

ASSETS

Current assets:	
Cash	$ 292,783
Receivables from brokers and dealers	14,981
Prepaid expenses and other current assets	1,000
Total Current Assets	308,764
Other Assets:	
Investment in NASDAQ securities	43,360
Total assets	$ 352,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 4,726
Salaries payable	49,616
Accrued expenses	5,100
Total current liabilities	59,442
Shareholders' equity:	
Common stock, par value $.50 per share, 200,000 shares authorized, and 8,100 shares issued and outstanding	4,050
Additional paid-in capital	69,324
Retained earnings	219,308
Total shareholders' equity	292,682
Total liabilities and shareholders' equity	$ 352,124

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS

Year ended June 30, 2007

Revenues:		
Commissions		$ 109,848
Net profit on sale of trading securities		8,945
Management fees		478,000
Interest & dividends		10,071
		606,864
Operating expenses:		
Officer salaries	$ 130,296	
Commissions	27,088	
Office salaries	209,293	
Printing and supplies	14,370	
Telephone	11,161	
Parking	4,680	
Office expenses	20,459	
Payroll taxes	25,368	
Insurance	26,217	
Rent	54,000	
Legal and accounting	10,978	
Postage	3,766	
Utilities	4,889	
Professional dues and associations	6,881	
Taxes and licenses	5,166	
Other operating expenses	42,646	597,258
Income before taxes based on income		9,606
Provision for income taxes		2,060
Net income		$ 7,546

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended June 30, 2007

	Common Stock		Additional	Retained	Total Shareholders'
	Shares	Amount	Paid-in capital	Earnings	Equity
Balances at June 30, 2006	8,100	$ 4,050	$ 69,324	$ 211,762	$ 285,136
Net income	-	-	-	7,546	7,546
Balances at June 30, 2007	8,100	$ 4,050	$ 69,324	$ 219,308	$ 292,682

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF CASH FLOWS

Year ended June 30, 2007

Cash flow from operating activities:	
Net income	$ 7,546
Non cash items included in net income:	
Decrease in receivables from brokers and dealers	112,792
Increase in prepaids and other current assets	(1,946)
Decrease in accounts payable	(5,138)
Increase in salaries payable	8,871
Increase in accrued expenses	6,079
Other, net	355
Total cash provided by operations	128,559
Net increase in cash	128,559
Beginning cash balance	164,224
Ending cash balance	$ 292,783

See accompanying notes

PRUDENTIAL-AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

June 30, 2007

1. SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying statements follows:

Basis of Presentation

The Company was incorporated in California on June 27, 1972 as a registered broker dealer as a member of the National Association of Securities Dealers. The Company executes and clears its stock and bond transactions through a major brokerage correspondent on a fully disclosed basis and forwards to the correspondent all of the funds and securities of customers received in connection therewith. Stock certificates are not processed by the Company, and accordingly, no recording of the positions is maintained by the Company.

Revenue recognition

Security transactions, commissions income and the related expenses are recorded on a settlement date basis, generally the third business day following the trade date.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Related party transactions

The Company provides research materials and facilities to FIC Financial Center, a related company.

Property and equipment

Office furniture and equipment over $1,000 are recorded at cost and are depreciated over 5 – 7 years using the straight line method over the estimated useful lives of the related assets.

2. COMMITMENTS AND CONTINGENCIES

The Company is contingently liable to their clearing broker-dealer for any losses or claims resulting from transactions of its fully disclosed customers.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall by the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2007, the Company had net capital of $231,573 which exceeded its requirement by $131,573.

A computation of reserve requirements and information relating to possession and control are not applicable to Prudential-American Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (i).

4. INCOME TAXES

The Company records the effect of income taxes in accordance with Statement of Financial Accounting Standards # 109, "Accounting for Income Taxes". The Company's year-end for tax reporting purposes is June 30.

PRUDENTIAL-AMERICAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

June 30, 2007

CREDITS	
Shareholders' equity	$ 292,682
DEBITS:	
Non allowable assets:	
Petty cash	100
Haircut on securities	1,668
Prepaid and other current assets	1,000
NASD securities	43,360
	46,128
NET CAPITAL	$ 246,554
6-2/3% of aggregate indebtedness in the amount of $62,117 or $100,000, whichever is greater	100,000
EXCESS NET CAPITAL	$ 146,554
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 4,726
Salaries payable	49,616
Accrued expenses	5,100
TOTAL AGGREGATE INDEBTEDNESS	$ 62,117
Ratio of Aggregate Indebtedness to Net Capital	0.22:1

See accompanying accountants' report

PRUDENTIAL-AMERICAN SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

June 30, 2007

Net capital per FOCUS report, Part II	$ 281,122
Audit adjustments for net accruals	(34,568)
Net Capital	$ 246,554

See accompanying accountants' report

INDEPENDENT PUBLIC ACCOUNTANTS'

SUPPLEMENTARY REPORT

ON

INTERNAL ACCOUNTING CONTROL

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

Board of Directors
Prudential-American Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prudential-American Securities, Inc. for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cameron, Murphy & Spangler, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cameron, Murphy & Spangler, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Henson & Co, CPA's, Inc
South Pasadena, California
August 14, 2007

END